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                            RICHARDSON & ASSOCIATES
                         1299 Ocean Avenue, Suite 900
                         Santa Monica, California 90401

                                              Telephone No. (310) 393-9992
                                              Facsimile No. (310) 393-2004
                                              E-Mail:  markr@cnmnetwork.com

May 25, 1999

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4-7
Washington, D.C. 20549
Attn: David Maltz, Esq.

     RE:  CONSUMER NET MARKETPLACE, INC.
          FORM S-1 FILED JANUARY 8, 1999
          REGISTRATION NO. 333-65489

Ladies and Gentlemen:

     On behalf of Consumer Net Marketplace, Inc. (the "Company"), we hereby request the Commission's consent to the withdrawal of the above referenced Registration Statement of the Company filed with the Commission under the Securities Act of 1933, as amended (the "1933 Act"). As a result of a change of circumstances, the Company has decided not to pursue registration of shares of its Common Stock at this time. We are informed by the Company that none of the securities included in the Registration Statement filed under the 1933 Act have been sold by the Company.

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to call the undersigned.

                                       Sincerely,

                                       /s/ Mark J. Richardson, Esq.
                                       ----------------------------
                                       Mark J. Richardson, Esq.
                                       for RICHARDSON & ASSOCIATES


cc:  Fredrick Rice, President